UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Purple Biotech Ltd. (the “Company” or the “Registrant”) is announcing that an Annual General Meeting of Shareholders of the Company will be held on Thursday, August 25, 2022, at 4:30 p.m. Israel time, at the offices of the Company at 4 Oppenheimer Street, Science Park, Rehovot, Israel. The Notice of Annual General Meeting of Shareholders and the Proxy Statement in connection with the Annual General Meeting of Shareholders, including the Voting Slip for holders of ordinary shares of the Company, are attached to this Form 6-K as Exhibit 99.1.

BNY Mellon, the Depositary of the Company’s American Depositary Shares (“ADSs”) program, will distribute a Voting Instruction Form for holders of the Company’s ADSs. A copy of the Voting Instruction Form is attached hereto as Exhibit 99.2.

This Report on Form 6-K, including the Notice for the Annual General Meeting of Shareholders and the Proxy Statement, will also be submitted to the Israel Securities Authority and Tel Aviv Stock Exchange, and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il. It will also be made available on the Company’s corporate website at http://purple-biotech.com/investors. Information contained on, or that can be accessed through, the Company’s website, does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Annual General Meeting of Shareholders. The Company has included its website address in this Form 6-K solely as an inactive textual reference. The Company will post on its website any materials in connection with the Annual General Meeting of Shareholders required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice for the Annual General Meeting of Shareholders of Purple Biotech Ltd. and Proxy Statement for the Annual General Meeting of Shareholders of Purple Biotech Ltd., including Voting Slip for Holders of Ordinary Shares

99.2	BNY Mellon Voting Instruction Form for holders of American Depositary Shares

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 18, 2022	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gil Efron
Chief Executive Officer

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